# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Valaris Ltd, CIK 0000314808
CUSIP: G9460G101
Title of class of securities: Common Shares, $0.01 par value per share
Address of issuer's principal executive offices: CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON, Bermuda (D0), HM 11
Date of event which requires filing of this statement: 06/04/2026
Amends the filing with accession number 0000902664-21-003279
Filed by CIK 0001164688
Persons authorized to receive notices and communications: William H. Bohnsack, Jr., Oak Hill Advisors, L.P.,, One Vanderbilt Avenue - 16th Floor, New York, New York (NY), 10017, (212) 884-0384; Adriana Schwartz, Seward & Kissel LLP, One Battery Park Plaza, New York, New York (NY), 10004, 212-574-1200

## Reporting persons
- OAK HILL ADVISORS LP (CIK 0001164688): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,095,067; sole dispositive power 0; shared dispositive power 4,095,067; aggregate amount beneficially owned 4,095,067 (5.91% of the class)
  Comment: As described in Item 6 of Amendment No. 2, Joseph Goldschmid, an employee of the Reporting Person, holds 5,358 unvested restricted stock units for the benefit of certain clients of OHA.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value per share
Name of issuer: Valaris Ltd
Address of issuer's principal executive offices: CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON, Bermuda (D0), HM 11
Comment: The following constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13D filed with the Securities and Exchange Commission on June 25, 2021 (as amended, the "Schedule 13D"). This Amendment No. 3 amends and restates Items 5(a)-(c) of the Schedule 13D as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon 69,251,780 Shares outstanding as of May 13, 2026, as reported in the Issuer's Preliminary Proxy Statement on Schedule 14A, filed with the SEC on May 19, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions in the Shares effected by the Reporting Person during the past sixty (60) days, which were all in the open market, are set forth on Schedule 1 attached hereto and incorporated by reference herein.

## Signatures
- OAK HILL ADVISORS LP: /s/ William H. Bohnsack, Jr., William H. Bohnsack, Jr. Authorized Signatory (06/08/2026)